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                             January 5, 2021

       Changxun Sun
       Chief Executive Officer
       Cloopen Group Holding Limited
       16/F Tower A, Fairmont Tower
       33 Guangshun North Main Street
       Chaoyang District, Beijing
       People's Republic of China

                                                        Re: Cloopen Group
Holding Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted December
21, 2020
                                                            CIK No. 0001804583

       Dear Mr. Sun:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 10, 2020 letter.

       Amendment 1 to Draft Registration Statement on Form F-1

       Corporate History and Structure, page 5

   1. We note the revisions made in response to prior comment 5. Please further revise to include, within the
organization chart, the percentage ownership of public shareholders and affiliates upon
completion of this offering.
 Changxun Sun
FirstName  LastNameChangxun
Cloopen Group   Holding LimitedSun
Comapany
January    NameCloopen Group Holding Limited
        5, 2021
January
Page 2 5, 2021 Page 2
FirstName LastName
The Offering, page 10

2. We note from your response to prior comment 5 that the number of ordinary shares that will be issued and outstanding at the time of this offering includes restricted shares, which will not have vested at such time. Please explain why you have considered such shares to be "outstanding" at the time of the offering and provide the specific guidance you are relying upon. In your response, describe the terms of the restricted shares, including whether the holders of such shares have rights such as voting rights or the right to cumulative declared dividends. Also, clarify which shares will vest upon this offering.
         In this regard, your response refers to 1.7 million restricted shares that will vest upon completion of this offering; however, your disclosures on page 182 appear to reference additional shares that will vest.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Share-based Compensation, page 108

3. You state in your response to prior comment 17 that the decrease in the fair value of your common stock from January 2020 to March and July 2020 was due to the issuance of additional Series E preferred shares. Please explain further how the issuance of such shares impacted your enterprise value. Also, tell us how the issuance of 381,193 Series E preferred shares in July 2020 at $38.1193 (as disclosed on page II-3) and the issuance of other Series E shares in March and July at nominal consideration factored into your valuation.
Results of Operations
Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019, page 109

4. We note from your revised disclosures in response to prior comment 18 that the increase in CPaaS revenue was mainly due to increased text messaging; however, it is unclear if such increase was from new or existing customers. Please revise. Similarly, you state that the increase in cloud-based CC solutions revenue was primarily due to the increase in the number of new customers. Please provide the amount or percentage increase in revenue attributable to new customers and to the extent that such increase was offset by a decrease in revenue from existing customers, please disclose. This comment applies to both your interim and annual results of operations disclosures. In addition, separately discuss the impact on CPaaS and cloud-based CC revenue due to the decrease in the number of enterprise customers of smaller sizes that are less equipped to withstand the impact of
         COVID-19 as you disclose on pages 29 and 98.
 Changxun Sun
FirstName  LastNameChangxun
Cloopen Group   Holding LimitedSun
Comapany
January    NameCloopen Group Holding Limited
        5, 2021
January
Page 3 5, 2021 Page 3
FirstName LastName
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018, page 113

5. We note from your added disclosure in response to prior comment 14 that the termination of certain transactions with existing customers in the online consumer finance industry resulted in a decrease to your existing customer base and related revenues in 2019. Please separately quantify the impact on CPaaS and cloud-based CC revenues related to these terminated arrangements. In addition, discuss the negative impact on revenue from voice calls due to regulatory changes, including the extent to which the decrease in such revenues were offset by the increase in text message revenues. Business, page 135

6. We note you separately provide information regarding the dollar-based net expansion rate for your CPaaS solutions. Please provide us with similar information for your recurring cloud-based CC solutions. To the extent that such amounts decreased significantly from period to period, tell us how that impacted your recurring cloud-based CC solutions revenue and your consideration to include a discussion of such trends and the potential impact to your results of operations.
Notes to Consolidated Financial Statements
Note 20. Subsequent Events, page F-89

7. Please revise to disclose the issuance of 6,425,844 Series E preferred shares in November
         2020 as indicated in your response to prior comment 5 and ensure that any other share issuances subsequent to the most recent balance sheet date are addressed in the financial statement footnote disclosures. Refer to ASC 855-10-50-2.
        You may contact Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney at
(202) 551-3447 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Dan Ouyang